Whole Earth Brands, Inc.

125 South Wacker Drive, Suite 3150

Chicago, IL 60606

November 19, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Bradley Ecker

Re:	Whole Earth Brands, Inc.

Registration Statement on Form S-3

File No. 333-261030

Dear Mr. Ecker:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Whole Earth Brands, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the Registration Statement referred to above, so that it may become effective at 4:00 PM Eastern time on November 23, 2021, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective.

Please contact Christopher P. Giordano of DLA Piper LLP (US) via telephone at (212) 335-4522 or via e-mail at christopher.giordano@dlapiper.com with any questions and please notify him when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Very truly yours,

Whole Earth Brands, Inc.

By:	/s/ Ira Schlussel
Name: Ira Schlussel
Title: Chief Legal Officer

cc:	Christopher P. Giordano

DLA Piper LLP (US)

Jon Venick

DLA Piper LLP (US)

Stephen P. Alicanti

DLA Piper LLP (US)

Sanjay M. Shirodkar

DLA Piper LLP (US)